VEON Announces Successful Result of Mandatory Tender Offer for Shares of Global Telecom Holding Amsterdam, 6 August 2019 – VEON Holdings B.V. (“VEON Holdings”), a wholly-owned subsidiary of VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON, together with VEON Holdings, “VEON”), today announces the results of its previously announced mandatory tender offer to purchase up to 1,997,639,608 shares of Global Telecom Holding S.A.E (“GTH”), representing approximately 42.31% of GTH’s issued shares (the “Mandatory Tender Offer”). The Mandatory Tender Offer commenced on 2 July 2019 and expired today. The aggregate number of shares validly tendered and accepted for purchase and not validly withdrawn was 1,914,322,110 shares and the expected execution date for such purchase will be within 5 Egyptian business days. Following execution, VEON will hold approximately 98.24% of GTH’s total outstanding equity. VEON is pleased with the results of the Mandatory Tender Offer and remains committed to simplifying its corporate structure. The total purchase price for the purchase of such shares is EGP 9,725 million (approximately USD 587 million at the current exchange rate), reflecting the offer price per share of EGP 5.08. VEON intends to continue with the comprehensive restructuring of GTH as announced on 26 June 2019 (link), including progressing both the delisting of GTH from the Egyptian Exchange and the offer to acquire substantially all of GTH's operating assets in Algeria, Pakistan and Bangladesh. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the achievement of the potential benefits of the transactions described above, completion timing, and the receipt of necessary regulatory approvals. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Cautionary statement

Elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. This release does not constitute an offer to purchase or sell, or the solicitation of an offer to sell or purchase, any securities in any jurisdiction. Neither this release nor the purchase of shares under the Mandatory Tender Offer shall create any implication that there has been no change in the affairs of Veon since the commencement of the Mandatory Tender Offer period, or that the information in the Mandatory Tender Offer memorandum is correct as of any time subsequent to the date thereof. VEON Contact information Investor Relations Nik Kershaw ir@veon.com Communications Kieran Toohey pr@veon.com